Maris-Tech Ltd.

2 Yitzhak Modai Street

Rehovot, Israel 7608804

January 31, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Maris-Tech Ltd. (CIK 0001872964)
Registration Statement on Form F-1
File No. 333- 260670
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Maris-Tech Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on February 1, 2022, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Angela Gomes of Sullivan & Worcester LLP at (617) 338-2957 and that such effectiveness also be confirmed in writing.

Very truly yours,

Maris-Tech Ltd.

By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer